Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: MAF Bancorp, Inc.
Commission File Number: 0-18121
TRANSITION NEWS
News about the MidAmerica/National City Merger
August 17, 2007, Issue 9
Integration Process: Mapping Wrapping Up
In July, teams from MidAmerica Bank and National City completed or began some of the most detailed planning for the integration of our banks. Most of this work is expected to be completed by the end of August.
•	Product Mapping defines how products and services will transition from MidAmerica to National City. It compares what the customer sees or receives, pricing, policies and procedures and financial impacts. Product Mapping wrapped up July 13.

•	Branch Procedure Mapping has the goal of identifying areas of the branch training that will be customized to better prepare MidAmerica branch representatives to serve customers after the conversion. This work was completed in July.

•	During Workflow Mapping, teams investigate all of the processes done today at MidAmerica, to make sure that the merged bank is prepared to continue that process after conversion. Any gaps identified in this analysis will be addressed prior to the conversion to ensure that MidAmerica customers receive the same fantastic service post-merger that they do today. Workflow Mapping wrapped up August 15.

•	Line of Business Mapping identifies business and personal customers who will be assigned a relationship manager within National City’s Business Banking, Commercial Banking, Commercial Real Estate, Public Sector or Private Client Group. Line of Business Mapping will wrap up August 22.
MidAmerica Bank Transition News
August 17, 2007

•	Data Mapping is the process of deciding, field by field, how information will move from MidAmerica systems to National City systems. This process seems tedious at times, but getting the data mapping correct is key to ensuring the accuracy of the information that converts to National City systems. The majority of Data Mapping will wrap up on August 24.
Branch Roles Being Defined
Work is currently underway to further clarify specific roles within the combined retail network. Work also continues as we determine the appropriate number of each position in each branch based upon activity volumes.
All employees in the branch network have been assured that they will have positions in the branch network going forward.
As communicated in July, branch employees have been slotted into specific job families (customer service, platform, etc.). In some cases, roles are very similar and will require minimal training. In other cases, roles are different, and we are working together to define how we will handle the transition of those situations.
The management groups of MidAmerica and National City will continue to work together to determine individuals’ skill sets and to finalize exact positions over the coming months. We are committed to placing employees into positions where they will excel, and will provide appropriate training in order that all employees succeed in their new roles. Branch employees will know their specific titles by the fourth quarter.
We are committed to giving people the opportunity to express interest in open positions and career advancement. We will look carefully at filling open positions at both companies, and will involve management of both National City and MidAmerica in those decisions to ensure continuity of business.
Mapping MidAmerica Employees to National City Employee Classifications
In early September, all MidAmerica employees will be mapped to one of National City’s employee classifications based on their scheduled hours worked in a week and exempt/not-exempt status at MidAmerica.
This information will be provided to Hewitt, National City’s benefits administrator, in preparation for 2008 benefits enrollment, which will occur in the fall. The definitions of employee categories are found below.
As you review the information, you’ll notice that National City has several categories of part-time positions. The part-time workforce is important to National City and its business, just as the full-time workforce is. National City believes that the benefits offered to part-time employees should closely align with the benefits offered to full-time employees. This tiered structure enables National City to offer flexible work arrangements and a robust benefit package, while operating efficiently and addressing rising health care costs.
As your scheduled hours will determine your National City employee classification, which in turn will determine your eligibility for, and cost of, benefits, employees who wish to adjust their hours worked in 2008 should discuss the possible change with their manager.
If a change in scheduled hours still enables the manager to meet staffing requirements of the business, as well as meet the employee’s personal needs, the manager should contact Genevieve Shelton in MidAmerica’s HR department to report the change. Planned changes to scheduled hours for 2008 need to be provided to Genevieve by September 5. Changes after that date may not be reflected in 2008 benefits enrollment packets being distributed to MidAmerica employees for the fall enrollment. All changes in hours should be expected to continue for six months or longer.
MidAmerica Bank Transition News
August 17, 2007

Future changes to an employee’s National City classification can also be made in 2008 with a corresponding benefit rate change occurring shortly after the part-time status change is processed.
Definitions of Employee Categories at National City:
Exempt
Exempt employees can have either full-time or part-time status. Exempt means that the duties of the employee’s position make it exempt from the overtime provisions of the federal Fair Labor Standards Act (FLSA) and applicable state wage and hour laws. An exempt employee’s salary is based on a 40-hour workweek, or as agreed, and the employee is not eligible for overtime pay.
Non-exempt
Non-exempt employees can have either full-time or part-time status. These employees are not exempt from the provisions of the FLSA and applicable state wage and hour laws. A non-exempt employee is paid overtime pay for any hours worked over 40 in a week or as required by law. Non-exempt employees must complete a time report to ensure compensation in accordance with pay regulations.
Full-time
The normal workweek for full-time employees is generally 40 hours, consisting of any days worked within a seven-day period. Full-time employees receive an annualized salary based on this workweek.
Part-time
Regular part-time employees are paid by the hour. Pay is determined by the number of hours worked in a week. The employee is normally scheduled to work less than a 40-hour workweek. Part-time employees are paid for actual hours worked.
Effective January 1, 2008, National City will offer four categories of part-time employment, based on scheduled hours worked per week, which will determine employee contributions for medical and dental coverage, as well as eligibility for other benefit and policy offerings:
➢ 35 or more hours per week
➢ 29 - 34 hours per week
➢ 20 - 28 hours per week
➢ Under 20 hours per week
Part-time employees working 20 or more hours per week will pay for medical and dental coverage based on their scheduled hours worked. The more hours an employee works, based on the above categories, the lower their cost for coverage. Employees working 35 or more hours per week will be eligible for all full-time benefits and contributions. Part-time employees working under 20 hours per week will not be eligible for medical and dental coverage, nor other benefits such as life insurance, dependent life and eye care. They will be eligible for SIP, vacation, some holiday, jury duty and funeral leave time, and the employee assistance program.
Special Project
Special project employees are hired for the completion of a predetermined, identifiable, non-recurring project. Generally, a project has a defined goal or goals to be accomplished with a defined beginning and a foreseeable defined ending. Special project employees are not eligible for benefits available to regular employees.
IMPORTANT NOTE: “Temporary” personnel (contract personnel paid by an outside contractor) are not employees of National City. The term “temporary” is used to distinguish contract personnel from employees.
Time Away from Work Policies at National City
National City recognizes that work is only one component of a full and satisfying life. For this reason, National City strives to provide a flexible work environment and offer several time-away-from-work benefits to enable employees to fulfill the demands and responsibilities of their professional lives, as well as manage and enjoy family and personal responsibilities and interests.
MidAmerica Bank Transition News
August 17, 2007

National City’s time-away-from-work benefits are designed to provide employees with the flexibility needed to meet their occasional time-away-from-work needs, so that, when at work, employees can all focus on delivering outstanding service to our customers.
As you know, MidAmerica employees will be covered under National City policies beginning January 1, 2008. Below are some of the highlights of the National City time-away-from-work policies. More detailed information can be obtained when you receive your National City Handbook and Summary Plan Descriptions later in the year.
The following chart provides a clear picture of the time-away-from-work benefits which are more fully described below. MidAmerica service counts toward any service required for these benefits.

35 or More Hours
	Per Week (including	29-34 Hours	20-28 Hours	Under 20 Hours
Benefit/Policy	full-time)	Per Week	Per Week	Per Week
Vacation	Yes	Yes	Yes	Yes
Vacation Buy/Sell	Yes (after two years of service)	No	No	No
Short-Term Disability *	Yes**	Yes (provided with purchase of LTD)	Yes (provided with purchase of LTD)	No
Long-Term Disability *	Yes (company-paid after one year*)	Yes (available for purchase)	Yes (available for purchase)	No
Paid Absence Time	Yes (six days)	Yes (three days; six days if 10 or more years of service)	Yes (three days; six days if 10 or more years of service)	No
Holidays (regular)	Yes	Yes (if regularly scheduled day)	Yes (if regularly scheduled day)	Yes (if regularly scheduled day)
Holidays (floating)	Yes	No	No	No
Jury Duty /Bereavement Leave	Yes	Yes (if regularly scheduled day)	Yes (if regularly scheduled day)	Yes (if regularly scheduled day)

*(See articles following on Short-term Disability and Long-term Disability for information of interest to recently-hired MidAmerica employees.)
** Provided in first year of hire with purchase of LTD.
Holidays
National City generally observes the same 10 designated holidays as MidAmerica Bank. They are:

New Year’s Day	Labor Day
Martin Luther King Day	Columbus Day
President’s Day	Veteran’s Day
Memorial Day	Thanksgiving
Independence Day	Christmas
Full-time employees and part-time employees who work 35 or more hours per week, and who receive base pay, are paid for up to 10 designated holidays each year, depending on local or departmental work practices. Part-time employees who work up to 34 hours per week are paid when a designated holiday falls on their regularly scheduled workday. All full-time employees and part-time employees who work 35 or more hours per week are eligible for a floating holiday when a designated holiday falls on a day that is normally a non-working day.
Each year National City announces which holidays will be observed and which, if any, will be designated as floating holidays. Some business units may observe different schedules. You should confirm the holiday schedule for your business unit with your manager. National City lists the holiday schedule on the company intranet and attempts to have the approved schedule available to employees before benefits enrollment begins. At that time, it is announced which holidays will be observed and which, if any, will be designated as floating holidays.
MidAmerica Bank Transition News
August 17, 2007

To observe various religious, ethnic or other special commemorative days not recognized as paid holidays, employees may use a vacation day, floating holiday or absence day, or take the day off without pay. Permission for these days should be requested well in advance to allow for proper planning.
Paid Absence Time
Most employees must occasionally deal with personal situations that may prevent them from being at work. Whether personal illness, the illness of a child or parent, or the death of a dear friend, one of the realities of life is that it isn’t always predictable. National City understands this. While National City expects delivery of best-in-class service to customers every day, the company also knows there are occasional times when employees’ personal needs require them to miss work.
This is why National City provides eligible employees up to six paid absence days in a calendar year for use when needed to address many types of situations. Employees who work 35 or more hours a week, who receive base pay, are eligible to receive six paid absence days. Part-time employees who work between 20 and 34 hours a week will receive three days of paid absence time, or if the employee has 10 or more years of service, six days of paid absence. Part-time employees paid absence time pay is based on normal work hours. Employees who receive all of their compensation as commission do not receive paid absence time.
Paid absence days are not intended to provide a designated amount of time off with pay. Rather, they function much like insurance—they are there to protect employees financially during occasional times of unavoidable and legitimate absences.
In general, paid absence time can be used for the following types of situations:
•	Short-term illness.

•	Family or personal emergency.

•	Religious, ethnic and other observances.

•	Funeral days (for people not covered under the funeral leave policy).

•	Pre-arranged school activities.

•	Medical, dental or other appointments when the need is immediate or an appointment during non-working hours isn’t available.
Absence days should be used only when necessary and for reasons such as those listed above. Whenever possible, employees are expected to schedule non-emergency medical, dental, legal and other appointments during hours they are not scheduled to work. When an employee knows in advance he or she will need to use absence time for one of the above reasons, the employee should communicate with the manager in advance of the absence so that planning for continued service to our customers can occur.
Generally employees are not paid for any absences after they have used six paid absence days in a calendar year. Employees are not paid for unused absence days.
Jury Duty
Full-time employees and part-time employees who receive base pay receive time off with pay while participating as a juror. National City allows employees to keep the juror’s fee in addition to normal pay.
Funerals
In addition to paid absence days under the Paid Absence Time policy, full-time employees and part-time employees who work 35 hours or more per week, and who receive base pay, are eligible for up to three paid funeral days following the death of an immediate family member. Part-time employees who work 34 hours or less per week will be paid for time off if they were scheduled to work.
MidAmerica Bank Transition News
August 17, 2007

Upon the death of a relative not considered an immediate family member, eligible employees may receive one paid funeral day. Otherwise, employees (including those paid by commission) will receive time off without pay. For the purposes of this policy, immediate family members include:

• Spouse	• Parents/Step-Parents	• Brothers/Sisters
• Children/Step-children	• Parents-in-Law	• Grandparents
• Others living with you	• Sons-/Daughters-in-Law	• Grandchildren
Short-term Disability
In addition to paid absence time, National City offers a short-term disability program when an employee misses more than five consecutive days of work for a serious health condition or injury.
Employees working 35 or more hours a week who have between 90 days and one year of service are eligible for up to one week of full pay. Employees working 35 or more hours a week who have completed a full year or more of continuous service are eligible to receive two weeks of full pay for each full year of credited service—up to a maximum of 12 weeks for each disability. After you exhaust your full pay benefit based on your years of service, you are entitled to the remaining weeks at a reduced benefit up to 26 weeks of pay continuation until the disability ends or until long-term disability benefits begins, whichever comes first. Employees working between 20 and 34 hours per week who purchase Long-term Disability coverage, are also eligible for STD benefits; the period of weeks paid (up to 26) and the amount of payment will vary depending upon length of service.
MidAmerica employees who have a date of disability before January 1, 2008, will be covered under the existing MidAmerica policies.
The current Disability Carry-Over provision (DCO) of MidAmerica’s Sick Time Policy provides employees a supplement to MidAmerica’s Short-Term Disability Policy that provides replacement pay at 60%.
Because the first several weeks of an employee’s disability is paid at 100% (depending on length of service) under the National City Short-Term Policy, the MidAmerica Bank DCO balances will no longer be needed and will cease to exist after January 1, 2008. The only exception to this is for MidAmerica employees who go out on disability under the MidAmerica policy prior to January 1, 2008 as noted above. These employees would be able to utilize any outstanding Disability Carry-Over to supplement their MidAmerica Short-Term Disability pay, in keeping with the full intent of the DCO.
Long-term Disability
National City provides employees working 35 or more hours with long-term disability coverage equal to 60% of their monthly pre-disability Flex Pay after one year of credited service at no cost. Employees working 35 or more hours a week also have an option to increase their coverage at cost. Long-term disability benefits begin after the 26 week elimination period. Part-time employees working 20 hours or more a week can purchase LTD coverage.
MidAmerica employees classified as working 35 or more hours a week, who were hired between January 1, 2007 and August 31, 2007, will have the National City company-provided disability program effective January 1, 2008. These employees will not have to satisfy the standard one year of credited service requirement. Employees working 20 or more hours a week, who were hired after August 31, 2007, will be able to purchase LTD coverage during benefits enrollment.
Performance Management Philosophy at National City
At National City, performance management is more than just an annual review—it’s a continuous process of goal setting, ongoing communications, coaching and feedback. Performance management is a responsibility that employees and managers share. Throughout the year, managers and employees work together to set performance goals, track and evaluate performance and identify development needs.
Managers are responsible for ensuring that employees on their teams have clear goals and objectives, coaching employees toward the achievement of goals and formally assessing their performance.
MidAmerica Bank Transition News
August 17, 2007

Employees receive an annual performance review. Compensation is reviewed at that time as well.
A corporate merit budget is approved each year for managers to use during the performance review cycle. Compensation actions are effective at a common increase date, regardless of anniversary date, job changes or promotions, similar to MidAmerica’s practice. However, the two organizations have different timing of their annual salary review process. To align with the timing of National City’s merit increase cycle, MidAmerica Bank employees who have ongoing positions with National City will be considered for a merit increase on March 1, 2008, instead of the early January cycle currently in place at MidAmerica.
Increases are adjusted, or prorated, to reflect situations in which it has been greater than or less than 12 months since the last pay adjustment. For example, an employee whose last pay adjustment with MidAmerica was January 1, 2007, who is awarded a merit increase of 3% on an annualized basis, would instead receive an increase of 3.5% because the period of time since their last increase was 14 months instead of 12 months. Conversely, an employee whose last pay adjustment with MidAmerica was July 1, 2007, who is awarded a merit increase of 3% on an annualized basis, would instead receive an increase of 2% because the period of time since their last increase was only eight months instead of 12 months.
Employees who have been notified that their current position is being eliminated are not eligible for a salary increase in 2008 unless they are redeployed. As National City provides generous severance benefits including salary continuation, retention bonuses, outplacement services, and medical and dental benefits at the employee rate during the salary continuation period and for the first 90 days of COBRA, 2008 salary increases will not be processed for employees whose current positions are being eliminated.
If an employee accepts an ongoing position with National City, the employee’s new salary will be evaluated in connection with the new position. If the responsibilities of the new position warrant an increase to the employee’s salary, one will be processed at that time.
Getting to Know National City: Business Banking
Business Banking at National City officially opened its doors in 1999 with 156 small business banking officers serving customers in five states. The business included approximately $2.7 billion in loans, $4.7 billion in deposits and net income of $365 million. Today, National City expects to be over $4.9 billion in loans and $7.8 billion in deposits. As one of the top 10 SBA lenders in the U.S., National City has one of the best business-to-business Web sites.
Business Banking Branch Partnership Key to Success
The Small Business Branch Target Segment aligns the way National City does business with the needs of small business owners.
The Small Business Branch Target Segment accounts for:
•	Approximately 70% of the small business market

•	Encompasses businesses with revenues less than $1MM

•	Transactional credit requests less than $50M

SMALL BUSINESS ANNUAL SALES	NATIONAL CITY LEAD

Under $1 million	Branch managers

$1 - 5 million	Business Banking officers (BBOs)

More than $5 million	Commercial Banking
It gives branch sales teams a valuable set of tools, processes and partnerships to grow small businesses.
•	Simplified products: the score-only product set simplifies the process to close deals that fall into the Mass Small Business Segment.

•	Streamlined credit approval process: allows business banking officers and branch managers to submit a loan request and get an answer more quickly to the small business owner.
MidAmerica Bank Transition News
August 17, 2007

•	Understanding small business segments: targets the relationship expansion and acquisition efforts of branch managers and BBOs.

•	Making the most of partnerships: makes the most of stronger partnerships between the branch network and business banking, including providing access to cutting-edge customer intelligence data through My Market.
Deposit Accounts Drive Business Banking Relationships
Deposit accounts are the anchor for small business relationships. In 2007, the strategy is to generate new customers and retain existing relationships. This can be accomplished through a renewed emphasis on generating small business deposits, while maintaining a focus on lending, executed through needs-based selling. National City offers an extensive list of deposit account options and ancillary services that can help entrench the customer. Deposit accounts include:
•	Interest bearing

•	Non-interest bearing

•	Small business sweep

•	Purchased funds

•	Cash management and small business ancillary services
Growing Business Banking in New Markets
Growing business banking is critical to the success of Retail Banking. National City must expand market share and increase the penetration level of existing relationships to achieve targeted revenue growth. Knowing the right segments for branches to target will deliver on success. The cross-sell opportunities are there:
•	There are roughly 1.3 million small business customers and prospects across National City’s footprint.

•	Small business accounts per household are below top-performing peers.

•	Creating small business customer segments for branch and BBOs maximizes calling and servicing efforts.
More important facts regarding this important segment:
•	These customers are typically less complex, allowing branch managers to close more deals easier and faster.

•	Streamlined product sets, credit policy and processes are specifically designed to closely match the needs of these customers.

•	95% of the customers in this segment have average borrowing needs of $30M and total deposits of approximately $30M.

•	These customers are looking for their business and personal needs to be met in one place and want to conduct business at the branch, making the customer base easier to manage and support.
National City and Chicago Cubs to Honor Breast Cancer Survivors Before Cubs Game
The Chicago Cubs and National City are teaming up to honor breast cancer survivors during the September 22 home game versus the Pittsburgh Pirates. They’re asking the community to help by nominating friends, family members or fellow employees who are survivors. MidAmerica Bank employees are welcome to submit nominations as well.
Twenty Chicagoland breast cancer survivors will be chosen to participate in a pre-game ceremony honoring the strength and courage of all survivors. Participants will be celebrated for their strength and courage during a special pre-game ceremony on the field.
Survivors can be nominated online at NationalCity.com/ChicagoNomination. The nomination process will close on Saturday, September 1.
MidAmerica Bank Transition News
August 17, 2007

What’s on Your Mind?
HR Questions
I would like to take some computer classes in preparation of securing a new position after my displacement date. The college in my area has classes starting in October and ending in November of this year. Assuming the official close date occurs before October, would National City consider tuition reimbursement? If so, how would I go about obtaining a request form and what are your policies? Employees will follow all MidAmerica employee policies through the end of 2007, so any classes that begin in October would be considered under the current MidAmerica policy on tuition reimbursement. The MAB Tuition Application Form can be found on the MAB intranet. Questions can be directed to Ewa Mikos at 630/887-5817.
More information will be forthcoming regarding the National City education assistance offering, which would be effective January 2008.
What is the dress code at National City?
National City’s management believes it is essential to project a professional image for both external and internal customers. Because it is a large and diverse organization, local management sets guidelines for attire. That being said, National City employees are expected to use good judgment in the maintenance of personal hygiene and wardrobe. Employees’ clothing should be “neat, clean, pressed and appropriate” to their positions. As a reminder, the MidAmerica Bank dress code remains in effect through the end of 2007.
I am interested in what is considered full-time hours at National City. Do you have to work 40 hours to get 40 hour benefits? Are there different levels of part time?
Effective January 1, 2008, National City will provide full-time benefits to employees regularly working 35 or more hours a week (see article on employee categories). Several categories of part-time are also available which provide benefits on a tiered cost basis. These several options promote flexibility in the work environment and meet employees’ personal needs, while ensuring National City operates efficiently to address rising health care costs.
Severance / Displacements
I am currently pregnant with a due date in early February. My position will be eliminated at the conversion. Can you tell me what will happen with my severance, bonus and disability if I deliver before my end date or if I continue working until my end date? If you have your baby before the severance date, then you will go out on short-term disability if eligible (see article above). When you are released to return from the leave of absence, your severance will begin. If you have the baby after your displacement date, you would not go on short-term disability, but instead be paid your severance.
What happens if an employee who has been notified that he/she will be displaced loses his/her job for poor attendance or for being late prior to the displacement date? Will the employee still get severance pay?
A person who ultimately loses his/her job for any performance/conduct-related issue would not be eligible for the retention bonus or severance.

Have a question? You can call the toll-free “What’s on Your Mind” voicemail box at 866-405-0847 and leave a message with your question or email your question to CorpComm@NationalCity.com. We’ll respond to questions of general interest in future issues of Transition News.
MidAmerica Bank Transition News
August 17, 2007

In connection with the proposed transaction, National City Corporation has filed a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K/A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
MidAmerica Bank Transition News
August 17, 2007